April 14, 2026

Matthew Simpson
Chief Executive Officer and Director
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada M5R 1J2

       Re: Brazil Potash Corp.
           Registration Statement on Form F-3
           Filed April 10, 2026
           File No. 333-294964
Dear Matthew Simpson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Craig D. Linder, Esq.